VOICE DIARY INC.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R.China
******

December 15, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Larry Spirgel Esq.
          Assistant Director

Re: Voice Diary Inc.
                              Preliminary Information Statement on Schedule 14C
                              Filed August 23, 2006
                              File Number: 000-50029

Ladies and Gentlemen:

    Thank you for your comment letter dated September 14, 2006 (the "Comment Letter") with respect to the above-captioned information statement. We have filed our Amendment to the referenced information statement on Form PRER 14C of Voice Diary, Inc. (the "Company"), which incorporates our responses to your comments in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not forebear the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14C

1.
We note disclosure in the Form 8-K filed on June 14, 2006 disclosing that you intend to issue 30,000,000 Class A Common Shares in connection with the Plan of Exchange entered into with Yin Fa, by which Yin Fa will become your wholly-owned subsidiary, and control of the company will change. Insofar as the first proposal in your Preliminary Schedule 14C relates to increasing the number of Class A Common Shares from 20,000,000 to 500,000,000, and shareholders do not appear to have had a separate opportunity to vote on the Plan of Exchange, please provide the information required by Items 11, 13, 14 of Schedule 14A in your information statement. Please refer to Note A to Schedule 14A.

Response:

We have revised the statement to provide the information required by Items 11, 13, 14 of Schedule 14A.

2.
We note disclosure in the Form 8-K filed on September 7, 2006 indicating that you have nominated a slate of individuals to your board of directors. Please revise your preliminary information statement to include the disclosure required by Item 7 of Schedule 14A, or advise us why you believe no revision is needed.

Response:

We have revised the statement to provide the Directors and Executive Officers' information required by Item 7 Schedule 14A.

Reasons for the reverse split proposal - page 8

3.
Your first sentence under this section indicates that the reverse stock split will increase the per share market price for the Class A Common Stock. As your subsequent disclosure clarifies, there can be no assurances that the reverse stock split will result in a market price increase. Please revise your first sentence accordingly.

Response:

We have revised the first sentence in "Reasons for the reverse split proposal" to reconcile the information in the paragraph.

4.
The statement within your Preliminary Information Statement that you have no current plans to issue the additional shares of Class A Common Stock available as a result of the proposed reverse stock split appears to conflict with 8-K disclosure of June 13, 2006 indicating that you intend to issue 30,000,000 Class A Common shares to the Yin Fa shareholders pursuant to the exemption from registration under Regulation S of the Securities Act. Please revise to address the apparent discrepancy, or advise us why you believe no revision is needed.

Response:

We have revised the statement to reconcile the information herein with the information in the Form 8-K filed on June 13, 2006.

Effect - page 8

5.
Expand to make clear that the effect of the reverse stock split combined with the increase in authorized capital will further increase the amount of shares available for issuance without further shareholder consent. In addition, warn investors of the potential dilutive effect on the market price of the Class A Common Stock as a result of these two actions.

Response:

We have revised the statement to expand the description regarding the effect of the reverse stock split combined with the increase in authorized capital.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Wang, Ji Guang
Wang, Ji Guang
President